As filed with the Securities and Exchange Commission on January 28, 2016

Securities Act File No. 333-191152

Investment Company Act File No. 811-22888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☑ POST-EFFECTIVE AMENDMENT NO. 2

☑ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO. 5

WILDERMUTH ENDOWMENT STRATEGY FUND

(Exact name of registrant as specified in charter)

11525 Park Woods Circle, Ste. 200

Alpharetta, Georgia 30005

(678) 222-1100

(Address and telephone number, including area code, of principal executive offices)

Daniel Wildermuth

c/o Wildermuth Advisory, LLC

11525 Park Woods Circle, Ste. 200

Alpharetta, Georgia 30005

(678) 222-1100

(Name and address of agent for service)

COPIES TO:

Rosemarie A. Thurston
David J. Baum
Martin H. Dozier
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Tel: (404) 881-7000
Fax: (404) 253-8447

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check applicable box):

☐	when declared effective pursuant to section 8(c), or as follows:
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☑	on February 12, 2016 pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☑ This Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment.

Explanatory Note

This Post-Effective Amendment No. 2 to the Wildermuth Endowment Strategy Fund’s (the “Registrant”) Registration Statement is being filed pursuant to Rule 486(b)(1)(iii) for the sole purpose of designating February 12, 2016 as the new effective date upon which the Registrant’s Post-Effective Amendment No. 1 shall become effective. Post-Effective Amendment No. 1 to the Registrant’s Registration Statement relates to the addition of Class C shares and Class I shares as new share classes of the Registrant.

Parts A, B and C of the Registrant’s Post-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 4 under the Investment Company Act of 1940, as amended, filed on December 2, 2015 are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Alpharetta, Georgia, on the 28th day of January, 2016.

WILDERMUTH ENDOWMENT STRATEGY FUND

By:	/s/ Daniel Wildermuth*
Daniel Wildermuth
President, Chairman and Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ Daniel Wildermuth*
Daniel Wildermuth	President, Chairman and Trustee	January 28, 2016

/s/ Carol Wildermuth*
Carol Wildermuth	Trustee	January 28, 2016

/s/ Anthony H. Lewis*
Anthony H. Lewis	Trustee	January 28, 2016

/s/ Martel Day*
Martel Day	Trustee	January 28, 2016

/s/ Randall D. Fretz*
Randall D. Fretz	Trustee	January 28, 2016

/s/ Gerard Scarpati*
Gerard Scarpati	Chief Financial Officer and Treasurer	January 28, 2016

*By:	/s/ David J. Baum
David J. Baum

*Attorney-in-Fact – Pursuant to powers of attorney incorporated by reference to Post-Effective Amendment No. 1 (filed December 2, 2015) to the Registrant’s Registration Statement on Form N-2.